Oncolytics Biotech® to Host Conference Call to Discuss Third Quarter Financial Results and Recent Operational Highlights
Conference call and webcast to take place on Friday, November 3, 2023, at 8:30 a.m. ET

SAN DIEGO, CA and CALGARY, AB, October 20, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced that it will host a conference call and webcast on Friday, November 3, 2023, at 8:30 a.m. ET to discuss a corporate update and financial results for the third quarter of 2023.

Conference Call & Webcast

Date: Friday, November 3, 2023
Time: 8:30 a.m. ET
Dial-In – North American Toll-Free: (888) 664-6383
Dial-In – International: (416) 764-8650
RapidConnect: to join the conference call without operator assistance, please click here
Conference ID (if needed): 6026-0546
Webcast: please click here

A webcast of the call will also be available on the Investor Relations page of Oncolytics’ website, available by clicking here, and archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 390-0541 (North America) or (416) 764-8677 (International) and using replay code: 260-546#.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com